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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)



                                 TRIBUNE COMPANY
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                                (Name of Issuer)

                        Common Stock (Without Par Value)
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                         (Title of Class of Securities)

                                   896047 10 7
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                                 (CUSIP Number)


                             Thomas E. Chomicz, Esq.
                               John P. Vail, Esq.
                              Quarles & Brady LLC
                       500 West Madison Street, Suite 3700
                             Chicago, Illinois 60661
                                 (312) 715-5000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 896047 10 7                  SCHEDULE 13D

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons.

         Robert R. McCormick Tribune Foundation
         I.R.S. Identification No. 36-3689171

2.       Check the Appropriate Box if a Member of a Group
         (a) _____
         (b) _____

1.       SEC Use Only


2.       Source of Funds
         00

3.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e).   [   ]


4.       Citizenship or Place of Organization.

         Illinois


Number of Shares               7.    Sole Voting Power                38,413,876
Beneficially Owned
by Each Reporting
Person With                    8.    Shared Voting Power                     -0-

                               9.    Sole Dispositive Power           38,413,876

                               10.   Shared Dispositive Power                -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person.
         38,413,876


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares.  [ ]


13.      Percent of Class Represented by Amount in Row (11).
         12.60%

14.      Type of Reporting Person.

         CO


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                         AMENDMENT NO. 8 TO SCHEDULE 13D

         This Amendment No. 8 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report the Foundation's completion of its plan adopted on February 14, 2001 to sell up to $100 million of its shares of common stock of Tribune Company (the "Issuer") in market transactions in order to raise cash needed by the Foundation for its operations and charitable activities. The adoption of this plan was reported in Amendment No. 5 to the Foundation's Schedule 13D filed on February 20, 2001.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to report that:

         With respect to the shares of Common Stock owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its exempt purposes. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

         On February 14, 2001, the Board of Directors of the Foundation adopted a plan ("Plan") that authorized the President of the Foundation to sell shares of Common Stock in the aggregate amount of up to $100 million in one or more market transactions at any time or from time to time over the next eighteen (18) months in accordance with Rule 144 promulgated under the Securities Act of 1933 (the "1933 Act") for the purpose of raising cash for ongoing operations and charitable programs. On May 30, 2002, the Board approved an extension of the Plan through December 31, 2003. The Foundation has now completed sales pursuant to the Plan, having sold an aggregate of 2,311,000 shares of Common Stock and received gross proceeds (before fees and commissions) of $99,984,437.46.

         On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

         Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The first paragraph of Item 5(a) and the first paragraph of Item 5(c) are hereby amended in their entirety to report that:

         (a) As of the date hereof, the Foundation beneficially owns 38,413,876 shares of Common Stock, which represents approximately 12.60% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 304,789,937 shares of Common Stock being issued and outstanding at October 25, 2002 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ending September 29, 2002. This number of outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 8 to Schedule 13D. However, according to the Schedule 14A filed with the Commission on March 28, 2002 (the "Proxy Statement"), the Issuer had 1,076,968 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), issued and outstanding as of March 12, 2002. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 18.32 votes. Assuming that the number of shares of Preferred Stock set forth above continues to be issued and outstanding, the Foundation's percentage of the total votes eligible to be cast by holders of the Common Stock and the Preferred Stock voting together as a class is 12.47%. The Preferred Stock does not include Series C Preferred, Series D-1 Preferred or Series D-2 Preferred which are non-voting on most matters.

         (c) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock other than the following sales in accordance with Rule 144 under the 1933 Act:

                DATE                    NUMBER OF SHARES                  SALE PRICE
                ----                    ----------------                  ----------
          January 6, 2003                 26,000 shares                $47.0096 per share
          December 4, 2002                50,000 shares                $45.2764 per share

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 8 to Schedule 13D.



                  [Remainder of Page Intentionally Left Blank]















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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 13, 2003                          ROBERT R. McCORMICK TRIBUNE
                                          FOUNDATION


                                          By:  /s/ Richard A. Behrenhausen
                                               ---------------------------
                                               Richard A. Behrenhausen
                                               President and Chief Executive
                                               Officer
















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